

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 24, 2009

Robert J. King, Jr.
President and Chief Executive Officer
PVF Capital Corp.
30000 Aurora Road
Solon, OH 44139

> **Re:**   **PVF Capital Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2009**
> **File No. 000-24948**

Dear Mr. King:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A filed November 12, 2009

General

1.   Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please revise to include the information required by Item 13 of Schedule 14A. Alternatively, please explain to us why you believe

financial statements are not material.  We note that the annual report will accompany the proxy statement.

Overview of Proposals 2, 3 and 4

Background, page 14

2.      Please update this section to include information as of September 30, 2009.

3.      We note the cease-and-desist order entered into with the OTS.  Please tell the staff whether you have disclosed in the proxy statement all material actions taken in response to this order.  To the extent additional actions have been taken since the filing of the proxy statement, please revise to disclose the additional actions taken.

4.      Please revise page 15 to provide an illustration of the pro forma effects on capital as a result of the two exchanges.

5.      Please revise the second and third full paragraphs on page 15 to also disclose that the gains result from the cancellation of subordinated debt and disclose those pretax gains.  Make similar adjustments to the disclosures on page 19.

6.      Please revise the second full paragraph on page 15 to disclose that the company has filed a registration statement registering the resale of shares issued in the Completed Exchange.  In addition, please revise the third paragraph to disclose whether there is any arrangement, understanding or agreement to register for resale the shares being issued in the Exchange.

Proposal 2 – The Approval of the Exchange, page 18

7.      Please revise to disclose the information required by Item 12 of Schedule 14A, as applicable.

Reasons for Request for Stockholder Approval, page 19

8.      Please revise this section to indicate whether or not the affiliated parties were the original purchasers of the TPS and, if not, disclose when and at what price they purchased.

                        *               *               *               *               *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,


Michael R. Clampitt
Senior Attorney


cc:    Joel E. Rappoport, Esq.
        Stephen F. Donahoe, Esq.
        Sean P. Kehoe, Esq.
            *Kilpatrick Stockton LLP*